

Mail Stop 3030

March 2, 2017

<u>Via E-mail</u>
Teri W. Hunt
Chief Financial Officer
Lakeland Industries, Inc.
3555 Veterans Memorial Highway, Suite C
Ronkonkoma, NY 11779

> **Re: Lakeland Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed April 21, 2016**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed February 17, 2017**
> **File No. 000-15535**

Dear Ms. Hunt:

We have reviewed your February 17, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 31, 2016

Report of Independent Registered Public Accounting Firm

1.   We note that you amended your Form 10-K to only include the unqualified opinion of Mazars Auditores Independentes and to have Shanghai MAZARS Certified Public Accountants revise their reports to include the location where issued. Rule 12B-15 under the Securities Exchange Act of 1934 requires amendments filed to include the complete text of each Item as amended. Please amend your filing to include the entire text of Item 8, including your financial statements as of and for the fiscal years ended January 31, 2016 and January 31, 2015 with the correctly issued audit opinions, along with currently dated certifications and consents.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery